                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   45810X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ X ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)



                               Page 1 of 5 Pages
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CUSIP NO. 45810X102                     13G                 Page 2 of 5 Pages
         ---------------------

   1.     NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harry P. Langley
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                        5.     SOLE VOTING POWER                      1,251,000
  NUMBER OF
   SHARES              ---------------------------------------------
 BENEFICIALLY           6.     SHARED VOTING POWER                          -0-
  OWNED BY
    EACH               ---------------------------------------------
  REPORTING             7.     SOLE DISPOSITIVE POWER                 1,251,000
 PERSON WITH:
                       ---------------------------------------------
                        8.     SHARED DISPOSITIVE POWER                     -0-

                       --------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      1,251,000 (See Item 4(a))
          ---------------------------------------------------------------------

  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                14.73%
          ---------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON

               IN
          ---------------------------------------------------------------------






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                                      13G

ITEM 1(a).     NAME OF ISSUER:
               INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
               ----------------------------------------------------------------

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               115 Atrium Way, Suite 138
               Columbia, South Carolina 29223
               ----------------------------------------------------------------

ITEM 2(a).     NAME OF PERSON FILING:
               Harry P. Langley
               ----------------------------------------------------------------

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
               115 Atrium Way, Suite 138
               Columbia, South Carolina 29223
               ----------------------------------------------------------------

ITEM 2(c).     CITIZENSHIP:
               United States of America
               ----------------------------------------------------------------

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, No Par Value Per Share
               ----------------------------------------------------------------

ITEM 2(e).     CUSIP NUMBER:
               45810X102
               ----------------------------------------------------------------

ITEM 3. THIS STATEMENT ON SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(C) AND NOT PURSUANT TO RULE 13D-1(B) OR
               RULE 13D-2(B) or (C).

ITEM 4.        OWNERSHIP.

               (a)     Amount Beneficially Owned:

                       Harry P. Langley has direct ownership of 1,251,000 shares of Common Stock. This amount includes 50,000 shares of Common Stock that Mr. Langley has the right to acquire pursuant to currently exercisable options granted to Mr. Langley by the Company. This amount also includes 1,000 shares of Common Stock held by a family member.

               (b)     Percent of Class:  14.73%

               (c) Number of shares of Common Stock as to which Harry P. Langley has:

                       (i)     sole power to vote or to direct the vote:
                               1,251,000

                       (ii)    shared power to vote or to direct the vote:  -0-

                       (iii) sole power to dispose or to direct the disposition of: 1,251,000

                       (iv) shared power to dispose or to direct the disposition of: -0-



                               Page 3 of 5 Pages


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                                      13G


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THEN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                                      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                                      Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                                      Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                                                      Not applicable.


ITEM 10. CERTIFICATIONS. (PURSUANT TO RULE 13D-1(C).)



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 4 of 5 Pages
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                                      13G


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               /s/ HARRY P. LANGLEY
                                               ---------------------------------
                                               Harry P. Langley


Date: February 11, 1999





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